

November 1, 2010

John R. Koelmel
President and Chief Executive Officer
First Niagara Financial Group, Inc.
726 Exchange Street, Suite 618
Buffalo, New York 14210

  Re: **First Niagara Financial Group**
    Amendment No. 1 to Registration Statement on Form S-4
    Filed October 27, 1010
    File No. 333-169598

Dear Mr. Koelmel:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4 filed on October 27, 2010
Risk Factors, page 11

1. We note your response to comment seven of our letter dated October 20, 2010. Please revise the disclosure on page 104 to add a footnote that discloses the information related to the goodwill impairment charge Harleysville recorded in 2009 provided in your response.

  In addition, since the earnings dilution in the first six months of 2010 to be experienced by NewAlliance holders will exceed 20%, the staff continues to believe that a Risk Factor related to the earnings dilution is appropriate. Please revise your registration statement.

Background of the Merger, page 38

2. We note your response to comment ten of our letter dated October 20, 2010. As previously requested, please explain why NewAlliance decided not to pursue the

acquisition opportunity. Simply stating that the initial results of your due diligence were "unsatisfactory" does not provide greater detail as to why NewAlliance decided not to continue pursuing the acquisition opportunity. Please revise your registration statement.

Opinion of First Niagara's Financial Advisor, page 62

3.   We note your response to comment two of our letter dated October 20, 2010. Please revise your registration statement to disclose the internal financial projections for NewAlliance for the years ending December 31, 2010 through 2014 that Sandler O' Neill reviewed in connection with rendering its August 18, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: *(by facsimile only)*
        Gina Jung
        Sullivan & Cromwell LLP
        Fax: (212) 291-9345